Exhibit 99.24

Execution version

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE AUGUST 12, 2019.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 12, 2019.

EQUINOX GOLD CORP.

CONVERTIBLE DEBENTURE

Principal Amount: $130,000,000 Certificate No. D-1	Issue Date: April 11, 2019

Article 1
PRINCIPAL amount AND INTEREST

Section 1.1 Principal Amount.

For value received, Equinox Gold Corp. (the ”Corporation”) having its head office at Suite 730, 800 West Pender St., Vancouver, British Columbia V6C 2V6, Canada, shall pay to the order of MDC Industry Holding Company LLC (the ”Holder”) the principal sum of ONE HUNDRED THIRTY MILLION DOLLARS ($130,000,000) in lawful money of the United States on April 12, 2024 (the ”Maturity Date”).

Section 1.2 Interest.

(1)	The Principal Amount shall bear interest both before and after maturity, default and judgment from and including April 11, 2019 (the ”Issue Date”) to the date of repayment in full at an annual rate of interest of 5%.
(2)	The interest determined in accordance with Section 1.2(1) shall accrue from the Issue Date but will not be payable until June 30, 2019 (the “First Interest Payment Date”). Commencing on the First Interest Payment Date and thereafter on the last day of each of the months of March, June, September and December of each year, the Corporation shall pay to the Holder in cash quarterly in arrears the interest accrued during such period. If any such date is not a Business Day, payment of such accrued interest shall be made on the next succeeding Business Day, without penalty. If interest is not paid on the date that it is due and payable, the overdue interest will bear interest at an annual rate of interest of 8%, compounded monthly, and payable on demand.

(3)	Unless otherwise stated, wherever in this Debenture reference is made to a rate of interest “annual” or "per annum" or a similar expression is used, such interest shall be calculated on the basis of a calendar year of 365 days and using the nominal rate method of calculation and shall not be calculated using the effective rate method of calculation or any other basis that gives effect to the principle of deemed reinvestment of interest. For the purpose of the Interest Act (Canada) and disclosure thereunder, whenever interest or fees to be paid hereunder is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 or such other period of time, as the case may be.
(4)	Each of the Corporation and the Holder intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Debenture or any other Transaction Document, in no event shall any Transaction Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Holder of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to the Corporation, the Corporation shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Transaction Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Holder shall ever receive anything of value as interest or deemed interest under any Transaction Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the Principal Amount, and not to the payment of interest, or if the excessive interest exceeds the unpaid balance of the Principal Amount, the amount exceeding such unpaid balance shall be refunded to the Corporation. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Corporation and the Holder shall, to the maximum extent permitted by Applicable Law, (i) characterize any non-Principal Amount payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and their effects, and (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of the Debenture so that interest does not exceed the maximum amount permitted by Applicable Law. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Holder shall be conclusive.

Section 1.3 Evidence of Indebtedness and Method of Payment.

The Holder will maintain records of the indebtedness of the Corporation under or in connection with this Debenture. The Holder’s records constitute conclusive evidence of the Corporation’s indebtedness in the absence of manifest error, but the Holder may correct any error or omission in its records. All amounts are payable at the Holder’s address specified in Section 9.4, as amended from time to time in accordance with that Section and shall be paid by wire transfer to an account specified by notice from the Holder to the Corporation from time to time.

Article 2
INTERPRETATION

Section 2.1 Definitions.

As used in this Debenture, the following terms have the following meanings:

“90-Day VWAP” means, as of any date, the volume weighted average trading price per Common Share on the TSXV or the TSX, as applicable, for the 90 consecutive Trading Days ending on such date; if the Common Shares are not listed thereon, then on such Stock Exchange on which the Common Shares are listed as may be selected for such purpose by the directors of the Corporation; the volume weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 90 consecutive Trading Days, with each sale price being converted to United States dollars using the exchange rate published by the Bank of Canada on the applicable sale date, by the total number of Common Shares so sold.

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person.

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Corporation, the Holder or their respective Affiliates, and includes the rules and policies of any Stock Exchange upon which the Corporation, the Holder or any of their respective Affiliates has securities listed or quoted.

“Aurizona Mine” means the gold underground and open pit mine known as the Aurizona Mine located in Maranhão State, Brazil near the confluence of the Duas Antas River and the Maracucume River.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia, Canada, or Abu Dhabi, United Arab Emirates.

“Call Date” has the meaning specified in Section 7.1.

“Call Notice” has the meaning specified in Section 7.2(1).

“Call Right” has the meaning specified in Section 7.1.

“Canadian Securities Laws” means applicable securities laws (including rules, regulations, policies, blanket orders, rulings and instruments enacted thereunder) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island or Newfoundland and Labrador.

“Capital Reorganization” has the meaning specified in Section 6.4(3).

“Cash Balance” means the sum of all cash and cash equivalents of the Corporation and its Subsidiaries, on a consolidated basis, determined in accordance with IFRS.

“Castle Mountain” means Castle Mountain Venture, a general partnership existing under the laws of California.

“Collateral” means, collectively, the Interim Collateral, the Post-Closing Collateral and all other present and after acquired assets of the Corporation and the Guarantors, which are subject, or are intended or required to become subject , to the security granted under any of the Security Documents.

“Common Shares” means the common shares in the capital of the Corporation.

“Control” has the meaning specified in Section 2.2.

“Conversion” means the conversion by the Holder of any part of the Principal Amount into Common Shares pursuant to Article 6.

“Conversion Date” means, in respect of any part of the Principal Amount for which the Holder exercises Conversion Rights prior to the Maturity Date, the date upon which the Holder gives a Conversion Notice in respect of such exercise.

“Conversion Notice” has the meaning specified in Section 6.2.

“Conversion Option” has the meaning specified in Section 7.3.

“Conversion Price” has the meaning specified in Section 6.1(2).

“Conversion Rights” has the meaning specified in Section 6.1(1).

“Convertible Debentures” means this Debenture and certain other convertible debentures which may be issued by the Corporation pursuant to the terms of the Pac Road Investment Agreement.

“Convertible Debentures Agent” means the Holder, in its capacity as agent on behalf of itself and the holders of the other Convertible Debentures.

“Convertible Debentures Agency Agreement” has the meaning specified in Section 9.16.

“Corporate Reorganization” means any change in the legal existence of any Guarantor (other than a Guarantor Share Reorganization) by way of amalgamation, merger, winding up, dissolution, continuance or plan of arrangement that does not result in any change in the combined direct and indirect percentage ownership interest of the Corporation in a Guarantor or any continuing entity.

“Corporation” has the meaning specified in Section 1.1.

“Debenture” means the convertible debenture represented by, and governed by the terms and conditions of, this instrument subscribed for and purchased by the Holder and issued and sold by the Corporation pursuant to the Subscription Agreement.

“Debt” means with respect to any Person, without duplication:

(a)	indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices;
(b)	other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument;
(c)	obligations of such Person under any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person;
(d)	contingent reimbursement or payment obligations of such Person in respect of any letter of credit, bank guarantee or surety bond;
(e)	to the extent accelerated, in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, if any, pursuant to all Hedging Arrangements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof; and
(f)	to the extent recorded as indebtedness on the balance sheet of such Person in accordance with IFRS, repayment obligations, liquidated damages or other financial compensation due and owing under the Scotia Facility and/or Sandstorm Debenture upon an event of default thereunder, as applicable;
(g)	the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (a) to (f).

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“DNPM” means the Brazilian Department of Mineral Production.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise).

“Event of Default” has the meaning specified in Section 8.1.

“Excluded Taxes” means, with respect to the Holder, (a) Taxes imposed on (or measured by) its net income (however denominated), capital or franchise Taxes, and branch profits Taxes, in each case imposed as a result of the Holder being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), (b) any withholding Tax that is imposed on amounts payable to the Holder attributable to the Holders failure to provide any form, certificate or any other document necessary to reduce or eliminate any withholding Taxes, and (c) U.S. federal withholding taxes imposed under FATCA if the Holder were to fail to comply with the applicable reporting requirements of FATCA.

“FATCA” means Sections 1471 through 1474 of the United States Internal Revenue Code, as of the date of this Debenture (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the United States Internal Revenue Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections thereof.

“Franco Nevada ICP Acknowledgement” means the acknowledgment dated April 11, 2019 among the Scotia Facility Agent, for and on behalf of the lenders and hedge providers under the Scotia Facility, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, and Franco-Nevada U.S. Corporation pursuant to which such parties acknowledge and agree to the intercreditor principles set forth in a schedule thereto, which principles will be the basis for the final terms and conditions of the Franco-Nevada/Scotia Intercreditor Agreement.

“Franco Nevada/Scotia Intercreditor Agreement” means the intercreditor agreement to be entered among the Scotia Facility Agent, for and on behalf of the Scotia Facility lenders, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, and Franco-Nevada U.S. Corporation.

“Franco Nevada Royalty” means the royalty agreement dated as of April 11, 2016 between NewCastle Gold Ltd., Telegraph Gold Inc., Viceroy Gold Corporation and Castle Mountain Venture, as owner, and Franco-Nevada U.S. Corporation, as payee, as such agreement may be amended from time to time.

“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licenses, permits, variances, registrations or other rights issued to or required by the Corporation or its Material Subsidiaries by or from any Governmental Entity.

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local or other; (ii) any subdivision or authority of any of the above; (iii) any Stock Exchange; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Guarantees” means, collectively, the Interim Guarantees, the Post-Closing Guarantees and any additional guarantees delivered pursuant to Section 3.1(c).

“Guarantor” means, collectively, the Interim Guarantors, the Post-Closing Guarantors and any Person who, after the date hereof, becomes a Material Subsidiary.

“Guarantor Share Reorganization” means any change in the issued and outstanding shares of a Guarantor.

“Hedging Arrangements” means any derivative transaction entered into in connection with protection against, or benefit from, fluctuations in any rate or price.

“Holder” has the meaning specified in Section 1.1.

“IFRS” means International Financial Reporting Standards as adopted by the Accounting Standards Board (Canada), as amended from time to time.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Insolvency Event” means the occurrence of any of the following events:

(a)	the Corporation or any of its Material Subsidiaries is wound up, dissolved or liquidated (or any proceeding is commenced to wind-up, dissolve or liquidate the Corporation or any of its Material Subsidiaries) under any Applicable Law or otherwise, voluntarily or involuntarily, pursuant to the provisions of any Applicable Law, has its existence terminated or passes any resolution in connection with any of the above, other than a dissolution where all of the assets of the dissolving company are transferred to the Corporation or a Material Subsidiary;
(b)	the Corporation or any of its Material Subsidiaries makes a general assignment for the benefit of its creditors, acknowledges its insolvency or is declared or becomes bankrupt or insolvent;
(c)	the Corporation or any of its Material Subsidiaries commits an act of bankruptcy under Applicable Law, including, without limitation, the failure to meet its liabilities generally as they become due;
(d)	any filing of a proposal or notice of intention to make a proposal is made or served under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or under any other bankruptcy, insolvency or analogous statutes or laws in any other jurisdiction or consent to the filing of any step or proceeding under any of those statutes in respect of the Corporation or any of its Material Subsidiaries;

(e)	any filing is made or a proceeding is commenced by or in respect of the Corporation or any of its Material Subsidiaries seeking any stay of proceedings, protection from creditors, moratorium, reorganization, arrangement, composition, re-adjustment or any other relief under any present or future law of any jurisdiction relative to bankruptcy, insolvency or other relief for debtors, unless (if commenced against the Corporation or any of its Material Subsidiaries) same is being contested actively and diligently in good faith by appropriate proceedings and is dismissed, vacated or permanently stayed with no chance of reinstatement within 60 days of commencement;
(f)	any trustee in bankruptcy, interim receiver, receiver, receiver and manager, custodian, sequestrator, administrator, monitor, liquidator or foreign representative or any other Person with similar powers is appointed in respect of the Corporation or any of its Material Subsidiaries or any part of its property; or
(g)	the Corporation or any of its Material Subsidiaries causes or is subject to any event with respect to it, which under Applicable Law, has an analogous effect to any of the events specified in (a) to (f) above (inclusive).

“Intercreditor Agreements” means, collectively, the Franco Nevada ICP Acknowledgement, the Franco Nevada/Scotia Intercreditor Agreement, the Sandstorm ICP Acknowledgement, the Sandstorm/Scotia Intercreditor Agreement and the Omnibus Intercreditor Agreement.

“Interim Collateral” means all of the present and after acquired assets of the Corporation and the Interim Guarantors (other than Telegraph Gold Inc., and including, for greater certainty, all shares of Solaris Copper Inc. owned by the Corporation or any of its Subsidiaries), which are subject, or are intended or required to become subject, to the security granted under any of the Interim Security Documents.

“Interim Guarantees” means, collectively, the guarantees delivered by the Interim Guarantors.

“Interim Guarantors” means NewCastle Gold Ltd., Telegraph Gold Inc., Solius HoldCo Inc., Solius AcquireCo Inc., Mesquite Gold Mine Inc., Western Goldfields (USA) Inc. and Western Mesquite Mines, Inc.

“Interim Security Documents” means the documents creating a security interest in any of the Interim Collateral granted by the Corporation or the Interim Guarantors (other than Telegraph Gold Inc.) securing or intending to secure the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture, the obligations of the Interim Guarantors under the Interim Guarantees and the payment of the principal amount and the performance of the obligations of the Corporation under the other Convertible Debentures.

“Interim Security End Date” means the date on which (i) Scotia Facility Agent, as administrative agent under the Scotia Facility, has notified the borrowers under the Scotia Facility that all of the conditions set forth in Section 11.1(w) of the Scotia Facility have been satisfied; and (ii) the Holder, in its capacity as Convertible Debentures Agent, has notified the Corporation that the covenant at Section 5.1(r) of this Debenture has been satisfied.

“Interim Security Period” means the period from the date hereof until the Interim Security End Date.

“Investor Rights Agreement” means the investor rights and governance agreement dated as of April 11, 2019 between the Holder and the Corporation.

“Issue Date” has the meaning specified in Section 1.2(1).

“Judgement Currency” has the meaning specified in Section 9.10(4).

“Liquidity Option” has the meaning specified in Section 7.3.

“Liquidity Option Period” has the meaning specified in Section 7.3.

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, properties, operations, financial condition, results of operations, assets or liabilities (contingent or otherwise) or prospects of the Corporation and the Material Subsidiaries on a consolidated basis.

“Material Subsidiaries” means Luna Gold Corp., Aurizona Goldfields Corp., Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A., NewCastle Gold Ltd., Telegraph Gold Inc., Solius HoldCo Inc., Solius AcquireCo Inc., Viceroy Gold Corporation, Mesquite Gold Mine Inc., Western Goldfields (USA) Inc., Western Mesquite Mines, Inc. or any other Person that becomes a Subsidiary of the Corporation following the date hereof and which has material assets or carries on any business, but, for greater certainty, does not include Solaris Copper Inc.

“Maturity Date” has the meaning specified in Section 1.1.

“Mesquite Mine” means the Mesquite gold mine located near Glamis, Imperial County, California operated by Western Mesquite Mines, Inc.

“Obligations” means all indebtedness, liabilities and other obligations of the Corporation to the Holder under this Debenture.

“Omnibus Intercreditor Agreement” means the intercreditor agreement dated April 11, 2019 among the Scotia Facility Agent, for and on behalf of the lenders and hedge providers under the Scotia Facility, the Convertible Debentures Agent, for and on behalf of the Holder and and the holders of the other Convertible Debentures, the Corporation, and the Guarantors.

“Pac Fund II LP” means Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P., a limited partnership governed by the laws of England.

“Pac Fund II Trust” means Pacific Road Capital II Pty Limited, as trustee for Pacific Road Resources Fund II, a trust governed by the laws of Australia, in its own capacity.

“Pac Road Investment Agreement” means the investment agreement dated May 7, 2015 between inter alios Pac Fund II Trust, Pac Fund II LP, Pacific Road Capital II Pty Limited, and Luna Gold Corp.

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding shares in the Corporation (other than a change that would result in an Event of Default) and (b) any Guarantor Share Reorganization, in each case (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Corporation in a Guarantor, (ii) notice of which (and reasonable details thereof) has been provided by the Corporation to the Holder in writing fifteen (15) Business Days before its proposed completion date, (iii) where, at the time of delivery of the aforesaid notice by the Corporation to the Holder, the Corporation delivers to the Holder a certificate (A) certifying that the completion of such reorganization will not have a Material Adverse Effect, (B) in which the Corporation shall covenant to deliver or cause to be delivered to the Holder contemporaneously with the completion of such reorganization, any Security Documents and/or amendments thereto, certificates, opinions and other things as the Holder may reasonably request to ensure the completion of such reorganization shall not adversely affect any rights of the Holder under this Debenture or any Security Documents and (C) certifying that no Default or Event of Default has occurred and is continuing at the time of the completion of such reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Corporation to the Holder in writing fifteen (15) Business Days before its proposed completion date, (ii) where at the time of delivery of the aforesaid notice by the Corporation to the Holder, the Corporation delivers to the Holder a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect, (B) in which the Corporation shall covenant to deliver or cause to be delivered to the Holder contemporaneously with the completion of such Corporate Reorganization, any Security Documents and/or amendments thereto, certificates, opinions and other things as the Holder may reasonably request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of the Holder under this Debenture or any Security Documents and (C) certifying that no Default or Event of Default has occurred and is continuing at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Debt” means:

(a)	Debt under this Debenture and the other Convertible Debentures;

(b)	Debt comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue for more than sixty (60) days or, if disputed and in that case whether or not overdue, are being contested in good faith by any of the Corporation and the Material Subsidiaries by appropriate proceedings diligently conducted;
(c)	any Debt approved by the Holder and, if applicable, permitted pursuant to the terms of an intercreditor agreement, in form and substance satisfactory to the Holder providing for the full subordination and postponement of such indebtedness and any security therefor, executed and delivered in favour of the Holder;
(d)	any guarantee or indemnity in respect of Permitted Debt;
(e)	any other Debt which the Holder agrees in writing is Permitted Debt for the purposes of this Debenture;
(f)	Debt under capital leases and purchase money obligations provided that the aggregate Debt of any of the Corporation and the Material Subsidiaries in respect of such capital leases and purchase money obligations does not exceed the fair market value of the financed equipment or property at any time;
(g)	Debt in the principal amount not to exceed $130,000,000 pursuant to the Scotia Facility;
(h)	Debt of the Corporation in favour of Ross J. Beaty in a principal amount of $12,000,000 under the credit agreement dated as of August 2, 2018 between the Corporation and Ross J. Beaty and the promissory note in a principal amount of $12,000,000 issued by the Corporation in favour of Ross J. Beaty on August 2, 2018 (provided that the Corporation shall only be entitled to reimburse such debt in accordance with its terms and shall not be entitled to borrow any amount in connection thereto including, for greater certainty, any amount reimbursed thereunder);
(i)	unsecured Debt of the Corporation in favour of Ross J. Beaty with a term of not more than one year and in a principal amount not to exceed $20,000,000 from time to time in addition to the Debt referred to in (h), above;
(j)	Debt of the Corporation in favour of Sandstorm Gold Ltd. in a principal amount of $18,900,000 under the Sandstorm Debenture (provided that the Corporation shall only be entitled to reimburse such debt in accordance with its terms and shall not be entitled to borrow any amount in connection thereto including, for greater certainty, any amount reimbursed thereunder);
(k)	Debt owed by the Corporation or a Guarantor to the Corporation or a Guarantor; provided that, during the Interim Security Period, no Debt shall be owed by the Corporation or a Guarantor (other than Solius AcquireCo Inc., Mesquite Gold Mine Inc., Western Goldfields (USA) Inc. and Western Mesquite Mines, Inc.) to any of Solius AcquireCo Inc., Mesquite Gold Mine Inc., Western Goldfields (USA) Inc., or Western Mesquite Mines, Inc.;

(l)	Debt of up to a maximum aggregate principal amount at any particular time of $75,000,000 in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Governmental Entity in connection with the operations of the Corporation or any Guarantor (including for the reclamation or remediation of mining properties), all in the ordinary course of business;
(m)	to the extent constituting Debt, Taxes, assessments or governmental charges or levies which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(n)	Debt related to project financing for Castle Mountain, provided that (i) such Debt and any security therefor are on terms and conditions reasonably accepted by the Holder, (ii) an intercreditor agreement, in form and substance satisfactory to the Holder relating to such Debt and any security therefor, is executed and delivered to the Holder, and (iii) prior to incurring such Debt and related security, it is demonstrated, to the reasonable satisfaction of the Holder, that upon the incurrence of such Debt and related security, the Corporation will remain in compliance with its covenants under the Scotia Facility;
(o)	Debt pursuant to Permitted Hedging Arrangements;
(p)	Debt under each of the Sandstorm Royalty and the Franco Nevada Royalty; and
(q)	Debt in respect of secured cash management facilities provided by the lenders under the Scotia Facility in the aggregate not to exceed $200,000.

“Permitted Disposal” means any sale, lease, license, transfer or other disposal:

(a)	of inventory in the ordinary course of business;
(b)	of vehicles, plant and equipment that is obsolete, redundant or that is not necessary for the operation of the business of the Corporation or any of the Material Subsidiaries provided that such assets are disposed of for cash at fair market value;
(c)	made with the prior written consent of the Holder;
(d)	of fixed assets at fair market value where the proceeds of disposal are used to purchase replacement assets comparable or superior as to type, value and quality;
(e)	of assets not contemplated in any of the foregoing paragraphs provided that such assets are disposed of for cash at fair market value in an aggregate amount not to exceed $5,000,000 per fiscal year;
(f)	(i) of shares of Solaris Copper Inc. or (ii) of shares, assets or property of any Subsidiary of the Corporation that is not a Material Subsidiary; or

(g)	property and assets of the Corporation or a Guarantor to the Corporation or another Guarantor, provided that if the disposing Person has granted an Encumbrance in favour of the Convertible Debentures Agent over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Convertible Debentures Agent by the acquiring Person substantially concurrently with such Person’s acquisition of such asset or property, in each case, on terms and conditions satisfactory to the Convertible Debentures Agent.

“Permitted Encumbrances” means at any time and from time to time:

(a)	any Encumbrance granted pursuant to any security document entered into by any of the Corporation and the Material Subsidiaries in connection with the Debt under each of the Sandstorm Royalty and the Franco Nevada Royalty;
(b)	any Encumbrance granted pursuant to any security document entered into by any of the Corporation and the Material Subsidiaries in connection with the Debt under the Scotia Facility for the principal amount not to exceed $130,000,000;
(c)	any Encumbrance or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds where required by law;
(d)	any Encumbrance imposed pursuant to statute such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s, Persons having taken part in the construction or renovation of an immovable and landlords’ liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which any of the Corporation and the Material Subsidiaries is contesting in good faith if such contestation involves no material risk of loss of any material part of its assets;
(e)	any Encumbrance for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or, if due or delinquent, the validity of which is being contested at the time in good faith and as to which reserves in amounts sufficient to cover such Encumbrances are being maintained in accordance with IFRS;
(f)	any right reserved to or vested in any Governmental Entity by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by any of the Corporation and the Material Subsidiaries, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;
(g)	any Encumbrance created or assumed by any of the Corporation and the Material Subsidiaries in favour of a public utility or Governmental Entity (whether directly or indirectly) when required by the utility or Governmental Entity, all in the ordinary course of business;

(h)	any Encumbrance that secures capital leases and purchase money obligations permitted under Paragraph (f) of the definition of “Permitted Debt”, provided always that the collateral subject to any such Encumbrance is limited to the property and assets leased or acquired pursuant to such capital leases and purchase money obligations;
(i)	any reservations, limitations, provisos and conditions expressed in or implied by statute in any original grants from any Governmental Entity of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to unpatented mining claims, and Encumbrances in favour of any Governmental Entity with respect to water rights and patented and unpatented mining claims;
(j)	any applicable municipal and other Governmental Entity restrictions affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes, restrictions or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or building restrictions or other restrictions applicable to the use of real property by any of the Corporation and the Material Subsidiaries, or title defects, encroachments or irregularities, that do not materially detract from the value of the property affected thereby or materially interfere with the operation of the business of the Corporation or respective Material Subsidiaries or materially interfere with the exploitation of all or any portion of the minerals owned by the Crown on or below the lands subject to the mining rights of the Corporation and the Material Subsidiaries;
(k)	undetermined or inchoate Encumbrances and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;
(l)	any extension, renewal, refinancing or replacement of any of the foregoing provided, however, that the Encumbrance permitted hereunder shall not be extended to cover any additional debt or additional property;
(m)	deposit of cash or securities in connection with any appeal, review or contestation of any Encumbrance or any matter giving rise to an Encumbrance;
(n)	any Encumbrance that secures Debt permitted under Paragraph (l) of the definition of “Permitted Debt” (such Encumbrances shall only be permitted on any cash collateral to be applied against such Debt);
(o)	any Encumbrance that secures Debt permitted under paragraph (n) of the definition of “Permitted Debt”;

(p)	royalties granted, as at the date hereof, in connection with the operation of the Mesquite Mine, Castle Mountain and Aurizona Mine and Encumbrances securing such royalties;
(q)	royalties on the production or profits from mining which are described in Schedule L to the Scotia Facility;
(r)	any Encumbrance that secures Permitted Hedging Arrangements;
(s)	any Encumbrance that secures Debt permitted under paragraph (q) of the definition of “Permitted Debt”;
(t)	Encumbrances and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles; and
(u)	Encumbrances on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Corporation’s or any Guarantor’s portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due.

“Permitted Hedging Arrangements” means a Hedging Arrangement entered into by the Corporation or any Material Subsidiary with any Person for non-speculative purposes, excluding any commodity Hedging Arrangement other than to the extent expressly required by Debt permitted under paragraph (n) of the definition of “Permitted Debt”.

“Person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

“Post-Closing Collateral” means all of the present and after acquired assets of the Corporation and the Post-Closing Guarantors, which are subject, or are intended or required to become subject, to the security granted under any of the Post-Closing Security Documents.

“Post-Closing Guarantees” means, collectively, the guarantees delivered by the Post-Closing Guarantors.

“Post-Closing Guarantors” means Viceroy Gold Corporation, Castle Mountain, Luna Gold Corp., Aurizona Goldfields Corporation, Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A.

“Post-Closing Security Documents” means the documents creating a security interest in any of the Post-Closing Collateral granted by the Corporation or the Post-Closing Guarantors securing or intending to secure the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture, the obligations of the Post-Closing Guarantors under the Post-Closing Guarantees and the payment of the principal amount and the performance of the obligations of the Corporation under the other Convertible Debentures.

“Principal Amount” means one hundred thirty million U.S. dollars ($130,000,000), as such amount may be reduced from time to time in accordance with the terms of this Debenture.

“Redemption Date” has the meaning specified in Section 7.2(2).

“Redemption Price” means the amount determined in accordance with the following formula as at the Redemption Date:

RP = (PA / CP x 90-Day VWAP) - D,

where:

(i)	“RP” is the Redemption Price;
(ii)	“PA” is the outstanding Principal Amount as at the Redemption Date (and related accrued interest up to but not including the Redemption Date and unpaid);
(iii)	“CP” is the Conversion Price;
(iv)	“90-Day VWAP” is the 90-Day VWAP as at the date on which a Call Notice is given pursuant to Section 7.2; and
(v)	“D” is the financing fees incurred by the Corporation in connection with the payment of the Redemption Price; provided that (a) in no event shall “D” exceed 5% of the Redemption Price, and (b) the Corporation shall use its best efforts to minimize such financing fees.

“Rolling EBITDA” means the sum of all earnings before interest, tax, depreciation and amortization reported by the Corporation on a consolidated basis for the immediately preceding 12 month period.

“Royalties” means, collectively, the Sandstorm Royalty and the Franco Nevada Royalty.

“Sandstorm Debenture” means the convertible debenture issued by the Corporation in favour of Sandstorm Gold Ltd., as amended on January 3, 2018, in a principal amount of $18,900,000.

“Sandstorm ICP Acknowledgement” means the acknowledgment dated April 11, 2019 among the Scotia Facility Agent, for and on behalf of the lenders and hedge providers under the Scotia Facility, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, and Sandstorm Gold Ltd. pursuant to which such parties acknowledge and agree to the intercreditor principles set forth in a schedule thereto, which principles will be the basis for the final terms and conditions of the Sandstorm/Scotia Intercreditor Agreement.

“Sandstorm/Scotia Intercreditor Agreement” means the intercreditor agreement to be entered among the Scotia Facility Agent, for and on behalf of the Scotia Facility borrowers, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, and Sandstorm Gold Ltd.

“Sandstorm Royalty” means, collectively, the Aurizona royalty agreement and the Aurizona Greenfields royalty agreement, each dated as of May 7, 2015 and each among Luna Gold Corp., as royalty payor, Mineração Aurizona S.A. and Sandstorm Gold (Canada) Ltd., as royalty holder, as such agreements may be amended from time to time.

“Scotia Facility” means the amended and restated credit agreement dated as of April 11, 2019, among the Corporation and Solius AcquireCo Inc., as borrowers, The Bank of Nova Scotia, as administrative agent, lead arranger and sole bookrunner, and The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto, as lenders, as such agreement may be amended from time to time in a form approved in writing by the Convertible Debentures Agent, acting reasonably and in accordance with the Intercreditor Agreements.

“Scotia Facility Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the lenders and hedge providers under the Scotia Facility.

“Security Documents” means, collectively, the Interim Security Documents, the Post-Closing Security Documents, any other documents creating a security interest in any of the Collateral and any other security granted by the Corporation and the Guarantors securing or intending to secure the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture, the obligations of the Guarantors under the Guarantees and the payment of the principal amount and performance of the obligations of the Corporation under the other Convertible Debentures.

“Segregated Account” means a bank account held by the Corporation located at The Bank of Nova Scotia with the following account information:

“Segregated Account Security Documents” means any documents, including account control agreements, creating a security interest in amounts standing to the credit of the Corporation in the Segregated Account securing or intending to secure the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture (and, for the avoidance of doubt, no other Convertible Debenture) and the obligations of the Guarantors under the Guarantees.

“Senior Secured Debt” shall include any amounts outstanding under the Scotia Facility as well as any capital leases or purchase money obligations.

“Share Reorganization” has the meaning specified in Section 6.4(2).

“Stock Exchange” means, as at any date, any stock exchange upon which the Corporation has listed the Common Shares for trading.

“Subscription Agreement” means the agreement dated as of February 25, 2019 between the Holder and the Corporation pursuant to which, among other things, the Holder agreed to subscribe for and purchase, and the Corporation agreed to issue and sell, this Debenture.

“Subsidiary” means, in respect of any Person, another Person that is Controlled by such first-mentioned Person.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment.

“Total Debt” means the sum of amounts outstanding under this Debenture and the Scotia Facility, together with any amounts falling within paragraphs [(a) to (g) of the definition of “Debt”.

“Trading Day” means any day on which the TSXV or the TSX, as applicable, is open for trading or quotation.

“Transaction” has the meaning specified in Section 5.4(3).

“Transaction Documents” means, collectively, this Debenture, the Subscription Agreement, the Investor Rights Agreement, the Security Documents and any agreement, certificate, statement or report furnished in connection therewith.

“Transaction Notice” has the meaning specified in Section 5.4(3).

“Transaction Redemption Price” has the meaning specified in Section 5.4(3).

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

Section 2.2 Control

(a)	For the purposes of this Agreement:
(i)	a Person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by such Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;
(ii)	a Person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by such Person and such Person is able to direct the business and affairs of the entity; and
(iii)	the general partner of a limited partnership Controls the limited partnership.
(b)	A Person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.
(c)	A Person is deemed to Control, within the meaning of Section 2.2(a)(i) or Section 2.2(a)(ii), an entity if the aggregate of:
(i)	any securities of such entity that are beneficially owned by that Person; and
(ii)	any securities of such entity that are beneficially owned by any entity Controlled by that Person;

is such that, if such Person and all of the entities referred to in Section 2.2(c)(ii) that beneficially own securities of such entity were one Person, such Person would Control such entity.

Section 2.3 Gender and Number.

Any reference in this Debenture to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 2.4 Headings, etc.

The division of this Debenture into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Debenture.

Section 2.5 Currency.

All references in this Debenture to dollars, unless otherwise specifically indicated, are references to U.S. dollars.

Section 2.6 Certain Phrases, etc.

In this Debenture (i) (y) the words “including” and “includes” mean “including (or includes) without limitation” and (z) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 2.7 Accounting Terms.

All accounting terms not specifically defined in this Debenture shall be interpreted in accordance with IFRS.

Article 3
GUARANTEES AND SECURITY

Section 3.1 Guarantees.

(a)	Concurrently with the delivery of this Debenture, the Corporation shall cause an Interim Guarantee to be provided by each Interim Guarantor in favour of the Convertible Debentures Agent whereby each Interim Guarantor unconditionally and without limitation guarantees the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture.
(b)	On or before the Interim Security End Date, the Corporation shall cause a Post-Closing Guarantee to be provided by each Post-Closing Guarantor in favour of the Convertible Debentures Agent whereby each Post-Closing Guarantor unconditionally and without limitation guarantees the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture.
(c)	The Corporation will promptly give notice to the Holder of any Person (including any Subsidiary of the Corporation) becoming a Material Subsidiary after the date hereof. The Corporation covenants to cause a Guarantee, together with Security Documents securing such Guarantee, to be provided by any such Person which becomes a Material Subsidiary after the date hereof as soon as possible and in any event not later than 30 days after such Person has become a Material Subsidiary.

Section 3.2 Security.

(a)	Concurrently with the delivery of this Debenture, the Corporation shall provide, or cause to be provided, the Interim Security Documents.

(b)	On or before the Interim Security End Date, the Corporation shall provide, or cause to be provided, the Post-Closing Security Documents.

Section 3.3 Segregated Account Security.

Concurrently with the delivery of this Debenture, the Corporation shall provide, or cause to be provided, the Segregated Account Security Documents.

Article 4
REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties.

The representations and warranties of the Corporation contained in the Subscription Agreement are incorporated by reference into this Debenture.

Section 4.2 Survival of Representations and Warranties.

The representations and warranties of the Corporation in the Transaction Documents shall not merge in or be prejudiced by and shall survive any advance and shall continue in full force and effect so long as any amounts are owing by the Corporation to the Holder.

Article 5
COVENANTS

Section 5.1 Positive Covenants.

The Corporation covenants and agrees with the Holder that, for as long as any part of the Principal Amount remains outstanding, it will, and will cause each of its Material Subsidiaries to:

(a)	pay or cause to be paid all principal, interest and other amounts payable under this Debenture punctually when due;
(b)	from the date hereof until the Interim Security End Date, maintain a second ranking (subject to Permitted Encumbrances) perfected security interest in the security contemplated under the Interim Security Documents and, in accordance with the Intercreditor Agreements, a first ranking (subject to Permitted Encumbrances) perfected security interest in the Interim Collateral described in Section 4.5(b) of the Omnibus Intercreditor Agreement and in the security contemplated under the Segregated Account Security Documents;
(c)	from the Interim Security End Date, maintain a second ranking (subject to Permitted Encumbrances) perfected security interest in the security contemplated hereunder and under the Security Documents;
(d)	maintain and preserve its existence, organization and status in its jurisdiction of incorporation and make all corporate and other filings and registrations in each relevant jurisdiction necessary or advisable in connection therewith;

(e)	defend, protect and maintain its property from all material adverse claims;
(f)	obtain, as and when required, and maintain in good standing all material permits and approvals necessary for the ownership of its property and for the conduct of its business in each relevant jurisdiction, and carry on and continuously operate its business in a commercially prudent manner;
(g)	maintain, preserve, protect and keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and make necessary and proper repairs, renewals and replacements so that its business may be properly conducted at all times;
(h)	duly file on a timely basis all Tax returns required to be filed by it and duly and punctually pay all Taxes levied or assessed against it or its property, unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount;
(i)	withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld and pay the amount withheld to the proper tax or other receiving officers within the time required under any Applicable Law;
(j)	collect from all Persons the amount of all Taxes required to be collected from them and remit the amount collected to the proper tax or other receiving officers within the time required under any Applicable Law except as when the failure to so collect or remit does not materially affect the value of the property of the Corporation or its Material Subsidiaries, as applicable, or materially interfere with the operation of the business of the Corporation or its Material Subsidiaries, as applicable;
(k)	promptly give notice to the Holder of:
(i)	any Event of Default or default hereunder that may reasonably be expected to become an Event of Default of which it becomes aware, using reasonable diligence, together with a statement of an officer of the Corporation setting forth the details of such Event of Default and the action which has been, or is proposed to be, taken with respect thereto;
(ii)	any material default by the Corporation of its obligations under Canadian Securities Laws or the requirements of any Stock Exchange;
(iii)	any order, ruling or determination of any Stock Exchange or securities regulatory authority having the effect of suspending the sale or ceasing the trading of any securities of the Corporation;
(iv)	any material litigation, arbitration or other proceeding commenced or threatened against it or affecting it;

(v)	any matter or other information of which it becomes aware and which would reasonably be expected to have a Material Adverse Effect, together with a statement of an officer of the Corporation describing the nature of such matter or other information and the anticipated effects thereof; and
(vi)	any other material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation,

and from time to time provide the Holder with all reasonable information requested by the Holder concerning the status of any of the foregoing;

(l)	maintain or cause to be maintained insurance with international insurance companies with AM Best rating of not less than A- with respect to the Corporation’s and the Material Subsidiaries’ properties and business against such casualties and contingencies, of such types, and in such amounts as is customary in the case for similar businesses operating in similar geographic locations;
(m)	comply in all material respects with Applicable Laws, such compliance to include (without limitation) its qualification as a foreign corporation in all jurisdictions in which such qualification is legally required for the conduct of its business;
(n)	use commercially reasonable efforts to maintain the listing of the Common Shares on the TSXV or, upon graduating to the TSX, if applicable, the TSX, and take all steps necessary to ensure that any Common Shares issued to the Holder pursuant to the terms of this Debenture are listed and posted for trading on such Stock Exchange (subject, in the case of any Common Shares issued to the Holder pursuant to the terms of this Debenture, to any applicable hold periods, not to exceed four months plus one day), and will use commercially reasonable efforts to maintain such listing and posting for trading of such Common Shares on such Stock Exchange, and will use commercially reasonable efforts to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of the Canadian Securities Laws; provided, however, that nothing in this Section 5.1(n) shall prevent or restrict the Corporation from engaging in a transaction to which Section 5.4 applies even if as a result of such transaction the Corporation ceases to be a “reporting issuer” in all or any jurisdictions of Canada or the Common shares cease to be listed on the TSXV or TSX, as applicable (or any other stock exchange);
(o)	(i) provided that no Event of Default has occurred and is continuing, provide to the Holder and any of its representatives all such information and records under its control as may be reasonably requested by the Holder to determine the Corporation’s compliance with this Debenture or to exercise or enforce the Holder’s rights thereunder, and (ii) while an Event of Default has occurred and is continuing, permit the Holder and any of its representatives, at reasonable times and customary intervals during normal business hours and at the cost of the Corporation, to inspect any of its property, to visit its offices and to discuss its financial matters with its financial officers or its accountants and to examine any of its books or corporate records as may be reasonably requested by the Holder;

(p)	maintain a system of accounting which is established and administered in accordance with IFRS consistently applied, keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles, and keep accurate and complete records of any property owned by it;
(q)	comply in all material respects with all Governmental Authorizations that are necessary for the ownership or lease of its properties or the conduct of its businesses including, as applicable, for exploration, development and operation (as applicable) of the material assets of the Corporation or its Subsidiaries; and
(r)	on or prior to the date which is 60 days from the Issue Date, provide, or cause to be provided, duly executed Post-Closing Security Documents, Post-Closing Guarantees, Sandstorm/Scotia Intercreditor Agreement, Franco Nevada/Scotia Intercreditor Agreement and any agreement, certificate, statement, opinion or report furnished in connection therewith, each in form and substance satisfactory to the Convertible Debentures Agent and its counsel, acting reasonably, and delivered to the Convertible Debentures Agent, and all such Post-Closing Security Documents and Post-Closing Guarantees will be in full force and effect and will not have been modified, and the Corporation shall have delivered to the Convertible Debentures Agent evidence (including legal opinions) that all Encumbrances pursuant to the Post-Closing Security Documents have been duly perfected (other than with respect to Collateral located in Brazil for which perfection may occur after the Interim Security End Date) and registered in all relevant jurisdictions of the Post-Closing Collateral and any other relevant jurisdiction as required by the Convertible Debentures Agent and its counsel; provided that, with respect to those Post-Closing Security Documents governed by Brazilian law, the registration and perfection of the applicable Security Documents with the DNPM may remain outstanding provided the relevant Security Documents have been filed with the DNPM by the Interim Security End Date.

Section 5.2 Negative Covenants.

The Corporation covenants and agrees with the Holder that, for as long as any part of the Principal Amount remains outstanding, it will not, and will cause its Material Subsidiaries not to, except with the Holder’s prior written consent:

(a)	create, incur, assume or permit to exist any Debt other than Permitted Debt;
(b)	save and except for the royalties described in Schedule L to the Scotia Facility, the Corporation shall not, and shall not suffer or permit any Material Subsidiary to, be a party to any streaming, metal prepay or royalty arrangement other than resulting from (and not in contemplation of) a Permitted Corporate Reorganization or a Permitted Capital Reorganization;

(c)	enter into any transaction involving a consolidation, amalgamation or merger with or into, or reorganization, reincorporation or reconstitution into or as another entity (other than the Corporation or another Material Subsidiary), or continuance or redomiciliation into another jurisdiction, other than a Permitted Corporate Reorganization;
(d)	change in any material respect the nature of the business or operations of the Corporation or any of the Material Subsidiaries existing as of the date hereof;
(e)	create, or permit to exist, any Encumbrances in respect of any of the assets, property and undertakings now owned or hereafter acquired by the Corporation or any of the Material Subsidiaries, except for Permitted Encumbrances;
(f)	dispose of or transfer to any Person any interest in the assets of the Corporation or a Material Subsidiary except in connection with a Permitted Disposal, a Permitted Corporate Reorganization or a Permitted Capital Reorganization;
(g)	transfer any shares it holds in any Material Subsidiary other than in connection with a Permitted Corporate Reorganization or a Permitted Capital Reorganization;
(h)	pay any amount to the holders of Common Shares by way of dividend, return of capital or otherwise;
(i)	purchase, redeem or otherwise acquire any of the Common Shares;
(j)	engage in any transactions with Persons not dealing at arm’s length (as defined in the Income Tax Act (Canada)) with the Corporation except: (A) with respect to the Beaty Loan, or (B) in the ordinary course, and pursuant to the reasonable requirements, of business; in each such case, at prices and on terms not less favourable to the Corporation than could be obtained in a comparable arm’s length transaction with another Person;
(k)	incur any unfunded liability or contingent liability with respect to a defined benefit pension plan for any employees in excess of $3,000,000;
(l)	enter into any Hedging Arrangements other than Permitted Hedging Arrangements or as permitted under the Scotia Facility; and
(m)	make any loan to any other Person other than between the Corporation or a Guarantor;

provided, however, that nothing in this Section 5.2 shall prevent or restrict a transaction to which Section 5.4 applies.

Section 5.3 Financial Covenants.

The Corporation covenants and agrees with the Holder that, for as long as any part of the Principal Amount remains outstanding, it shall ensure that it maintains on the Closing Date and at the end of each fiscal quarter, on a consolidated basis:

(a)	a Senior Secured Debt to Rolling EBITDA ratio of less than 4.75:1 during the period commencing on the Closing Date and ending on June 30, 2019, 3.25:1 during the period commencing on July 1, 2019 and ending on September 30, 2019, and thereafter less than 3.0:1; and
(b)	a Total Debt to Rolling EBITDA ratio of less than 4.75:1 during the period commencing on June 30, 2019 and ending on December 31, 2019, and thereafter less than 4.0:1.

Section 5.4 Corporation may Consolidate, etc., Only on Certain Terms.

(1)	The Corporation may not, without the consent of the Holder, consolidate with or amalgamate or merge with or into any Person (other than a Material Subsidiary of the Corporation) if such consolidation, amalgamation or merger would result in a change of Control of the Corporation or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation to another Person (other than a Material Subsidiary of the Corporation) unless:
(a)	the Person formed by such consolidation or into which the Corporation is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Corporation is a corporation, organized and existing under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof and such corporation (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by a supplement hereto, executed and delivered to the Holder, in form satisfactory to the Holder, acting reasonably, the obligations of the Corporation under this Debenture and the performance or observance of every covenant and provision of this Debenture required on the part of the Corporation to be performed or observed and the conversion rights shall be provided for in accordance with Article 6, by the Person (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the Corporation shall have been merged or by the Person which shall have acquired the Corporation’s assets;
(b)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;
(c)	if the Corporation or the continuing corporation resulting from the amalgamation or merger of the Corporation with another Person under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof will not be the resulting, continuing or surviving corporation, the Corporation shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Holder a certificate of the Corporation and an opinion of counsel, each stating that such consolidation, merger or transfer complies with this Section 5.4 and, if a supplement hereto is required in connection with such transaction, such supplement complies with this Section 5.4, and that all conditions precedent herein provided for relating to such transaction have been complied with; and

(d)	the Holder is provided with the Transaction Notice as set out in Section 5.4(3) and the Corporation complies with Section 5.4(4).
(2)	For purposes of this Section 5.4, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Material Subsidiaries of the Corporation (other than to the Corporation or another Material Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Material Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.
(3)	If the Corporation wishes to effect any transaction contemplated in Section 5.4(1) (a “Transaction”), in addition to the conditions to such Transaction set out in Section 5.4(1), it shall give notice to such effect to the Holder (the “Transaction Notice”), containing: (i) reasonable details of the Transaction and parties involved; and (ii) an offer to purchase the Debenture for an amount equal to 130% of the outstanding Principal Amount (the “Transaction Redemption Price”) plus accrued and unpaid interest thereon up to, but excluding, the date of purchase. The Transaction Notice shall also contain (i) a statement that the completion of the Transaction will not have a Material Adverse Effect; (ii) an undertaking of the Corporation to comply, or to cause the Person formed by or resulting from the Transaction or acquiring the Corporation’s assets pursuant to the Transaction, as applicable, to comply, with Section 5.4(1) and to deliver or cause to be delivered to the Holder contemporaneously with the completion of the Transaction, any Security Documents and/or amendments thereto, certificates, opinions and other things or documents as the Holder may reasonably request to ensure the completion of the Transaction shall not adversely affect any rights of the Holder under this Debenture or any Security Documents; (iii) a statement that no Event of Default has occurred and is continuing at the time of the completion of the Transaction or would arise immediately thereafter; and (iv) a statement that interest upon the Principal Amount of this Debenture will cease to be payable from and after the closing date of the Transaction. The closing date of the Transaction shall not be more than 90 days following the date the Transaction Notice is given, failing which another Transaction Notice shall be given.
(4)	The Holder may, within 15 days of receipt of the Transaction Notice, elect to sell this Debenture to the Corporation by giving notice to such effect to the Corporation, in which case the Corporation shall make, on the closing date of the Transaction, a cash payment to the Holder in the amount equal to the Transaction Redemption Price, and the provisions of Section 7.4 shall thereafter apply, necessary changes being made.

Article 6
CONVERSION OF DEBENTURE

Section 6.1 Conversion of Debenture into Common Shares.

(1)	The outstanding Principal Amount is convertible, in whole or in part, into Common Shares at the Conversion Price, at the Holder’s option and in accordance with the rights of the Holder as set out in this Debenture (the “Conversion Rights”).
(2)	Subject to adjustment in accordance with the terms of this Article 6, the price per Common Share at which the Principal Amount is convertible will be US$1.05 per Common Share (the “Conversion Price”).
(3)	The Holder’s Conversion Rights pursuant to this Article 6 shall extend only to the maximum number of whole Common Shares into which the aggregate Principal Amount of the Debenture surrendered for conversion at any one time by the Holder may be converted in accordance with the provisions of this Article 6. Fractional interests in Common Shares shall be adjusted for in the manner provided below.

Section 6.2 Manner of Exercise of Conversion Rights.

The Holder may exercise its Conversion Rights by giving notice to the Corporation (a ”Conversion Notice”) in the form attached hereto as Exhibit A. The exercise of Conversion Rights pursuant to a Conversion Notice will be deemed to constitute an agreement between the Holder and the Corporation whereby:

(1)	the Holder subscribes for the number of Common Shares which the Holder is entitled to receive on such conversion and the Corporation will issue such securities to the Holder as fully paid and non-assessable Common Shares;
(2)	in the case of only a partial conversion of the Principal Amount upon the exercise of the Conversion Rights, the Corporation shall issue a replacement Debenture substantially in the form of this Debenture setting out the balance of the Principal Amount that remains outstanding after such partial conversion; and
(3)	the Corporation agrees that the exercise of the Conversion Rights of the Holder constitute full payment of the subscription price for the Common Shares issuable upon such conversion.

The Holder will be entitled to be entered in the books and registers of the Corporation as at the Conversion Date as the holder of the number of Common Shares into which the Principal Amount, or a part thereof, of this Debenture has been converted and as soon as practicable, and in any event within 3 Business Days of the issue of the Common Shares on conversion of this Debenture, procure the issue of a holding statement or such other certificate evidencing the Common Shares to the Holder (or its nominee) in respect of the Common Shares issued on conversion of this Debenture.

Section 6.3 Accrued Interest, etc.

(1)	From and after the Conversion Date, if the number of Common Shares which the Holder is entitled to receive on such Conversion will have been issued to the Holder as provided in the Conversion Notice, interest upon the Principal Amount so converted will cease, and such interest accrued and unpaid up to but excluding the Conversion Date will thereupon be and become due and payable on the applicable payment date as provided for in Section 1.2(2), anything herein to the contrary notwithstanding.
(2)	As of and from the Conversion Date, the Common Shares so issued shall, for all purposes, be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

Section 6.4 Adjustment of Conversion Price.

(1)	The Conversion Price in effect at any date shall be subject to adjustment from time to time as provided for in this Section 6.4.
(2)	If and whenever at any time after the date hereof and during which any part of the Principal Amount remains outstanding, the Corporation shall, subject to Section 5.2, (i) subdivide, re-divide or change its then outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of a stock dividend or other distribution (any of such events herein called a “Share Reorganization”), then the Conversion Price shall be adjusted effective immediately after the effective date of any such Share Reorganization in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purpose of any such stock dividend or other distribution in (iii) above, as the case may be, by multiplying the Conversion Price in effect on such effective date or record date, as the case may be, by a fraction, (y) the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such Share Reorganization and (z) the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would be outstanding if such securities were exchanged for or converted into Common Shares.
(3)	If and whenever at any time after the date hereof and during which any part of the Principal Amount remains outstanding, there is, subject to Section 5.2, a capital reorganization of the Corporation or a reclassification or other change in the Common Shares (other than a Share Reorganization), or a consolidation or merger, amalgamation or arrangement of the Corporation with or into any other corporation or other entity (other than a consolidation, merger, amalgamation or arrangement which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the Corporation’s undertaking and assets to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events herein called a “Capital Reorganization”), then the Holder shall be entitled to receive, subject to Section 5.2, and shall accept, upon the exercise of its Conversion Rights, in lieu of the number of Common Shares to which the Holder was theretofore entitled on Conversion, the kind and amount of shares, share purchase warrants or other securities or money or other property that the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was entitled upon the exercise of its Conversion Rights.

(4)	If and whenever at any time after the date hereof and during which any part of the Principal Amount remains outstanding, any of the events set out in Section 6.4(2) or Section 6.4(3) shall occur and the occurrence of such event results in an adjustment of the Conversion Price pursuant to the provisions of Section 6.4(2) or Section 6.4(3), as the case may be, then the number of Common Shares issuable pursuant to this Debenture shall be adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares then otherwise issuable upon Conversion immediately prior to such adjustment by a fraction (y) the numerator of which shall be the Conversion Price in effect immediately prior to such adjustment, and (z) the denominator of which shall be the Conversion Price resulting from such adjustment.
(5)	If any question arises with respect to the adjustments provided in this Section 6.4, such question shall be conclusively determined by a firm of chartered professional accountants appointed by the Corporation and acceptable to the Holder. Such chartered professional accountants shall be given access to all necessary records of the Corporation and their determination shall be binding upon the Corporation and the Holder.
(6)	In the case of any reclassification of, or other change in, the outstanding Common Shares (other than a Share Reorganization or a Capital Reorganization), the number of Common Shares which may be acquired pursuant to Section 6.1 and the Conversion Price shall be adjusted in such manner as the Corporation, with the approval of the Holder, determine to be appropriate on a basis consistent with this Section 6.4, so that the Holder will not be unfairly diluted.
(7)	If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Article 6 with respect to the rights and interests thereafter of the Holder so that the provisions set forth in this Article 6 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of this Debenture. Any such adjustments shall be made by and set forth in a supplemental debenture approved by the Corporation and the Holder and shall for all purposes be conclusively deemed to be an appropriate adjustment.

Section 6.5 Restrictions on Conversion

The Holder shall be prohibited from converting this Debenture or obtaining Common Shares as a result of a Conversion for a number of shares which would result in the Holder’s holding more than 20% of the issued and outstanding Common Shares (taking into account all other Common Shares held by the Holder), unless shareholder approval is obtained by the Corporation in accordance with Applicable Laws. In such an event, the Holder shall only be entitled to receive such number of Common Shares that will have the effect of the Holder’s holding up to 19.9% of the issued and outstanding Common Shares of the Corporation, on a non-diluted basis, and the remaining portion of this Debenture that is therefore not converted shall remain outstanding Debt of the Corporation in accordance with the terms of this Debenture.

Section 6.6 No Requirement to Issue Fractional Shares.

Conversions pursuant to this Article 6 will extend only to the maximum number of whole Common Shares into which all or a portion of the Principal Amount to be converted may be converted in accordance with the provisions hereof. The Corporation will not be required to issue fractional Common Shares upon conversion of all or a portion of the Principal Amount, but any fractional Common Share will be rounded up to the next whole number.

Section 6.7 Certificate as to Adjustment.

The Corporation shall, from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Section 6.4, deliver a certificate of the Corporation to the Holder specifying the nature of the event requiring the same and the amount of the necessary adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. If requested by the Holder, the certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants (who may be the Corporation’s auditors) appointed by the Corporation and acceptable to the Holder and, when approved by the Corporation, shall be conclusive and binding on all parties in interest.

Section 6.8 Notice of Special Matters.

The Corporation shall give notice to the Holder, in the manner provided in Section 9.4, of its intention to fix a record date for any event mentioned in Section 6.4 which may give rise to an adjustment in the number of Common Shares which may be acquired pursuant to Section 6.1, and, in each case, the notice shall specify the particulars of the event and the record date and the effective date for the event; provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date.

Section 6.9 Reservation and Listing of Common Shares.

The Corporation undertakes in favour of the Holder, so long as any Conversion Rights in respect of this Debenture may be exercised, and, without limiting the generality of the foregoing, as a condition to the taking of any action which would require an adjustment to the Conversion Price pursuant to Article 6, to ensure that any and all Common Shares issued upon the conversion of the Principal Amount are, upon having been issued, duly and validly issued and allotted, fully paid and non-assessable, freely tradable and free of any prior subscription or other right, subject to resale restrictions under Canadian Securities Laws and rules and policies of the TSXV or any other applicable Stock Exchange. The Corporation will, at its expense and as expeditiously as possible, use its reasonable commercial efforts to cause all Common Shares issuable upon the conversion of all or a portion of the Principal Amount to be duly listed on the TSXV or any other Stock Exchange upon which the Common Shares are, as of the Conversion Date, listed.

Article 7
REDEMPTION OF DEBENTURE AND CALL RIGHT

Section 7.1 Redemption.

Provided that no Event of Default has occurred and is continuing, all, but not less than all, of the outstanding Principal Amount (and related accrued interest) of this Debenture shall be redeemable after October 11, 2022 (the “Call Date”) in the manner hereinafter provided and in accordance with and subject to the provisions hereinafter set forth (the “Call Right”).

Section 7.2 Manner of Exercise of Call Right.

(1)	On or after the Call Date, and subject to compliance with Applicable Law and obtaining any required Governmental Authorization, the Corporation may exercise the Call Right by giving notice to such effect to the Holder (the “Call Notice”), provided that (i) the 90-Day VWAP will have been greater than US$1.365 on each Trading Day during a period of 30 consecutive Trading Days immediately preceding the date on which such Call Notice is given, and (ii) the Corporation will have provided to the Holder a statement of an officer of the Corporation confirming the 90-Day VWAP for each of such Trading Days.
(2)	The Call Notice shall specify (i) the Principal Amount and related accrued interest outstanding, (ii) the applicable Conversion Price if the Holder selects the Conversion Option, (iii) the Redemption Price if the Holder selects the Liquidity Option, and (iv) the proposed date for redemption, which shall be not more than 90 days following the expiry of the Liquidity Option Period (the “Redemption Date”), and it shall state that interest upon the Principal Amount of this Debenture will cease to be payable from and after the Redemption Date.

Section 7.3 Liquidity Option.

The redemption of this Debenture by the Corporation is subject to the provision that the Holder may, within 21 days of receipt of the Call Notice (the “Liquidity Option Period”), opt either (i) subject to Section 6.5, to convert, on the Redemption Date, all, but not less than all, of the outstanding Principal Amount of this Debenture into Common Shares in accordance with the terms of Article 6 (the “Conversion Option”) by giving to the Corporation a Conversion Notice in the manner provided in Section 6.2, in which case the provisions of Article 6 shall thereafter apply to such conversion of this Debenture into Common Shares; or (ii) to require that the Corporation make, on the Redemption Date, a cash payment to the Holder in the amount equal to the Redemption Price (the “Liquidity Option”) by giving notice to such effect to the Corporation, in which case the Corporation shall be required to make a cash payment to the Holder in the amount equal to the Redemption Price, on the Redemption Date. If the Holder does not provide the Corporation with notice of its selection by the expiry of the Liquidity Option Period, it shall be deemed to have selected the Conversion Option.

Section 7.4 Debenture Due on Redemption Date.

(1)	The notice of the Holder’s selecting the Liquidity Option having been given as provided in Section 7.3, this Debenture so called for redemption will thereupon be and become due and payable at the Redemption Price, on the Redemption Date specified in the Call Notice, with the same effect as if it were the Maturity Date, anything herein to the contrary notwithstanding; and from and after such Redemption Date, if the aggregate Redemption Price necessary to redeem this Debenture will have been paid to the Holder as provided in the Liquidity Notice, interest upon the Debenture will cease.
(2)	This Debentures redeemed by the Corporation under this Article 7 shall forthwith be delivered to the Corporation and shall be cancelled by the Corporation and no debenture shall be issued in substitution thereof.
(3)	If the aggregate Redemption Price necessary to redeem this Debenture is not paid to the Holder on the Redemption Date as provided in the Liquidity Notice, the Corporation’s Call Right shall thereafter be forfeited until the Maturity Date, and the provisions of this Article 7 shall thereafter be of no further force and effect.

Article 8
Events of Default

Section 8.1 Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default” under this Debenture:

(a)	if the Corporation fails to pay the Principal Amount when the same becomes due and payable hereunder, or if the Corporation fails to pay any amount of interest, fees or other obligations within 3 Business Days after the same becomes due and payable hereunder;
(b)	if the Corporation fails to observe or perform any of its covenants or obligations contained in the Transaction Documents in any material respect (not otherwise specifically dealt with in this Section 8.1) and such breach or omission shall continue unremedied for more than 15 Business Days after the failure to observe or perform such covenant or obligation;
(c)	if the Corporation makes any representation or warranty under any of the Transaction Documents which is incorrect or misleading in any material respect when made or deemed to be made and (i) the incorrect or misleading representation or warranty is not capable of being remedied by the Corporation, or (ii) if the matter is capable of being remedied by the Corporation, the same shall continue unremedied for more than 15 Business Days after the Corporation receives notice from the Holder of such incorrect or misleading representation or warranty;
(d)	except in respect of the Scotia Facility, if any event or circumstance (including non-payment) shall occur under any agreement or instrument relating to Debt of the Corporation or any of its Material Subsidiaries, which would permit a Person to declare (whether immediately or with lapse of time or both) an amount in excess of $5,000,000 to become due prior to the stipulated date for repayment thereof or maturity (or in the case of Debt payable on demand or a guarantee, if any demand is made at all), and such circumstance shall continue unremedied after the expiry of the applicable grace period, if any, or if there is no grace period, for more than 10 Business Days (provided that such grace period shall cease to apply if a demand has been made and any applicable grace period has expired or if the default is not being contested in good faith in appropriate proceedings), or if the Corporation or any of its Material Subsidiaries fails to pay Debt in an amount in excess of $5,000,000 when due;

(e)	if an “Event of Default” as defined under the Scotia Facility occurs which is continuing and has not been cured or waived to the satisfaction of the lenders under the Scotia Facility and any other “Finance Party” party to the Scotia Facility from time to time (as defined therein);
(f)	if an Insolvency Event occurs;
(g)	if any property of the Corporation or any of its Material Subsidiaries having a fair market value in excess of $5,000,000 shall be seized (including by way of execution, attachment, garnishment or distraint) or such property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $5,000,000 shall exist in respect of the Corporation, its Material Subsidiaries, or such property, or any receiver, sheriff, civil enforcement agent or other person shall become lawfully entitled to seize or distrain upon any such property under any Applicable Law whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not stayed, released or discharged for more than 60 days;
(h)	if the Corporation denies its obligations under the Transaction Documents applicable to it or claims any of the Transaction Documents applicable to it to be invalid or withdrawn in whole or in part; or if any of the Transaction Documents or any material provision thereof becomes unlawful or is materially adversely changed by virtue of legislation or by a court, statutory board or commission;
(i)	if the Common Shares are voluntarily or involuntarily delisted or suspended from trading on a Stock Exchange for more than a period of 5 Trading Days or the Corporation is no longer a reporting issuer in every province of Canada in which is it a reporting issuer as of the Issue Date;
(j)	if any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation or any of the Material Subsidiaries other than in connection with any Permitted Disposal, Permitted Corporate Reorganization and Permitted Capital Reorganization occurs;

(k)	if any event or circumstance occurs that has or could reasonably be expected to have a Material Adverse Effect; and
(l)	any breach of Section 5.1(r).

Section 8.2 Acceleration and Termination of Rights.

If an Insolvency Event occurs, the Principal Amount and all accrued and unpaid interest will become immediately due and payable without the necessity of any demand upon or notice to the Corporation by the Holder. Upon the occurrence and during the continuance of any other Event of Default which has not been remedied or waived, the Holder may give notice to the Corporation declaring the Principal Amount and all accrued and unpaid interest to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Corporation.

Section 8.3 Remedies.

Subject to the Convertible Debentures Agency Agreement, upon the making of a declaration contemplated by Section 8.2, the Holder may take such action or proceedings as the Holder in its sole discretion deems expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Corporation, including, for greater certainty, the exercise of any right, recourse or remedy under any Security Document. Upon the occurrence of an Event of Default prior to the Interim Security End Date, the Holder may take such action or proceedings as the Holder in its sole discretion deems expedient to enforce its rights and remedies under the Segregated Account Security Documents, including applying amounts standing to the credit of the Segregated Account to reduce the Obligations.

Section 8.4 Waivers.

Subject to the Convertible Debentures Agency Agreement, the Holder may from time to time waive an Event of Default, absolutely or for a limited time and subject to such terms and conditions as the Holder may specify. No such waiver shall be construed to extend to the occurrence of any other Event of Default. Any such waiver may be given prospectively or retrospectively. No failure of the Holder to exercise, or delay by the Holder in exercising, any of its rights or remedies shall be construed as a waiver of any Event of Default.

Section 8.5 Perform Obligations.

If an Event of Default has occurred and is continuing and if the Corporation has failed to perform any of its covenants or agreements in any of the Transaction Documents, the Holder may, on notice to the Corporation, but shall be under no obligation to, perform any such covenants or agreements in any manner deemed fit by the Holder without thereby waiving any rights to enforce the Transaction Documents. All sums expended by the Holder in doing so shall be payable forthwith by the Corporation.

Section 8.6 Remedies Cumulative.

The rights and remedies of the Holder under the Transaction Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Holder of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Holder may be lawfully entitled for the same default or breach. Any waiver by the Holder of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained and any indulgence granted by the Holder shall be deemed not to be a waiver of any subsequent default.

Article 9
MISCELLANEOUS

Section 9.1 Waiver.

(1)	No amendment or waiver of any provision of this Debenture, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Corporation and the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.
(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Debenture shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Debenture preclude any other or further exercise of such right or the exercise of any other right.

Section 9.2 Other Securities.

The rights of the Holder shall not be prejudiced nor shall the liabilities of the Corporation or of any other Person be reduced in any way by the taking of any other security of any nature or kind whatsoever either before, at or after the time of execution of this Debenture.

Section 9.3 Power of Attorney.

The Corporation irrevocably appoints the Holder and its officers from time to time or any of them to be the attorneys of the Corporation in the name of and on behalf of the Corporation to execute, from and after the occurrence of an Event of Default which is continuing, such deeds, transfers, conveyances, assignments, assurances and things which the Corporation ought to execute and do under the covenants and provisions herein contained and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Holder.

Section 9.4 Notices, etc.

Any notice, direction or other communication to be given under this Debenture shall, except as otherwise permitted, be in writing and given by delivering it or sending it addressed:

(a)

if to the Corporation, to:

Equinox Gold Corp.

800 West Pender St., Suite 730

Vancouver, British Columbia

V6C 2V6

Canada

Attention: ...............................................l
Facsimile: .......................

Email: ...................................................

(b)

if to the Holder, to:

MDC Industry Holding Company LLC

Al Mamoura Building A

Intersection of Muroor Road & 15th Street

P.O. Box 45005

Abu Dhabi

United Arab Emirates

Attention: ....................................................
Facsimile: ............................
Email: l.........................................

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (local time in the place of delivery), otherwise on the next Business Day, (ii) transmitted by facsimile or other electronic communication with confirmation of transmission, on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

Section 9.5 Severability.

If any provision of this Debenture is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 9.6 Indemnification.

The Corporation agrees to indemnify, save harmless, reimburse and compensate the Holder from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (except to the extent caused by the gross negligence or wilful misconduct of the Holder or any of its employees or a material breach by the Holder of any of its covenants contained herein) which may be imposed on, incurred by or asserted against the Holder and arising by reason of any action (including any action referred to herein) or inaction or omission to do any act legally required of the Corporation.

Section 9.7 Liquidation Preference

Notwithstanding the Conversion Rights of the Holder contained herein, this Debenture is a Debt obligation of the Corporation in respect of which it is intended that the Holder be entitled to receive, in preference to any distribution of the Corporation’s assets to the holders of the Common Shares, the Principal Amount and accrued and unpaid interest in the event of a liquidation or winding up of the Corporation.

Section 9.8 Successors and Assigns, etc.

This Debenture may be assigned by the Holder without the consent of the Corporation to any Person, in whole or in part. The Corporation shall issue to any such Person a replacement debenture or replacement debentures, as applicable, substantially in the form of this Debenture setting out the applicable balance of the Principal Amount that remains outstanding after such assignment. This Debenture and all its provisions shall enure to the benefit of the Holder, its successors and assigns and shall be binding upon the Corporation, its successors and assigns. The Holder is the person entitled to receive the money payable hereunder and to give a discharge hereof. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

Section 9.9 Expenses.

Each party shall bear its own costs in connection with the transactions contemplated in the Transaction Documents.

Section 9.10 Taxes.

(1)	All payments by or on account of any obligation of the Corporation under this Debenture must be made without deduction or withholding for any Indemnified Taxes, except as required by Applicable Law. If any Applicable Law requires the deduction or withholding of any Indemnified Tax from any such payment, then the Corporation may make the deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with Applicable Law and the sum payable by the Corporation to the Holder must be increased as necessary so that, after the deduction or withholding has been made (including deductions and withholdings applicable to additional sums payable under this Section 9.10(1)), the Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made .
(2)	Without duplication of any amounts payable pursuant to Section 9.10(1), the Corporation shall pay all present or future stamp, court or documentary Taxes and any other similar Taxes which arise from any payment made under this Debenture or from the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, this Debenture.
(3)	Without duplication of any amounts payable pursuant to Section 9.10(1) or Section 9.10(2), the Corporation agrees to indemnify the Holder for (i) the full amount of Indemnified Taxes (including any Indemnified Taxes imposed or asserted by any jurisdiction in respect of amounts payable under this Section 9.10(3)) payable by the Holder and (ii) any reasonable expenses arising therefrom or with respect thereto, in each case whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Payment under this Section 9.10(3) shall be made within 10 days after the date the Holder makes a demand therefor.

(4)	If the Holder determines, in its sole discretion, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Corporation or with respect to which the Corporation has paid additional amounts pursuant to Section 9.10(1), the Holder shall pay over such refund amount to the Corporation (but only to the extent of the indemnify payments made or additional amounts paid by the Borrower under Section 9.10(1) with respect to the Taxes giving rise to such refund, and only to the extent that the Holder is satisfied, acting reasonably, that it may do so without prejudice to its right, as against the relevant Governmental Entity, to retain such refund), net of all reasonable, documented out-of-pocket expenses (including Taxes) of the Holder and without interest (other than any net after-Tax interest paid by the relevant Governmental Entity with respect to such refunded); provided, that the Corporation, upon the request of the Holder, shall repay the amount so paid over to the Corporation to the Holder (plus any penalties, interest, or other charges imposed by the relevant Governmental Entity) if the Holder is subsequently required to repay such refund to such Governmental Entity. Nothing in this Section 9.10(4) shall (i) interfere with the right of the Holder to arrange its affairs in whatever manner it thinks fit and, in particular, the Holder shall not be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (ii) require the Holder to make available its tax returns (or any other information of the Holder relating to its Taxes which it reasonable deems confidential) to the Corporation or any other Person.

Section 9.11 Currency Indemnity.

If a judgement or order is rendered by any court or tribunal for the payment of any amount owing to the Holder under this Debenture or under or in respect of a judgement or order of another court or tribunal for the payment of such an amount, and the judgement or order is expressed in a currency other than the U.S. dollars (the “Judgement Currency”), the Corporation shall indemnify and hold the Holder harmless against any deficiency in terms of the U.S. dollars in the amounts received by the Holder arising or resulting from any variation as between (a) the actual rate of exchange at which the U.S. dollars are converted into the Judgement Currency for the purposes of the judgement or order, and (b) the actual rate of exchange at which the Holder is able to purchase the U.S. dollars with the amount of the Judgement Currency actually received by the Holder on the date of receipt. The indemnity in this Section 9.11 constitutes a separate and independent obligation from the other obligations of the Corporation under this Debenture and applies irrespective of any indulgence granted by the Holder.

Section 9.12 Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction. Each party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum. However, nothing in this Debenture shall affect any right the Holder may otherwise have to bring any proceeding relating to this Debenture against the Corporation or its property in any other jurisdiction.

Section 9.13 Counterparts.

This Debenture may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 9.14 Further Assurances.

Each of the Corporation and the Holder will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Debenture.

Section 9.15 Time of Essence.

Time will be of the essence in this Debenture.

Section 9.16 Agency Appointment.

The Holder hereby appoints itself to act as Convertible Debentures Agent with respect to the Intercreditor Agreements and any Transaction Documents to which the Convertible Debentures Agent is party, for and on behalf of the Holder and the holders of the other Convertible Debentures, pursuant to any agency agreements which may be entered into between the Holder and such other holders (the “Convertible Debentures Agency Agreement”).

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Debenture.

equinox gold corp.
By:	“	“
Authorized Signatory

By:	“	“
Authorized Signatory

MDC Industry Holding Company LLC
By:	“	“
Authorized Signatory

By:	“	“
Authorized Signatory

[Signature Page – Convertible Debenture]

EXHIBIT A

CONVERSION NOTICE

TO: EQUINOX GOLD CORP.

All terms used herein but not defined shall have the meanings ascribed thereto in the Convertible Debenture dated as of April 11, 2019 issued by Equinox Gold Corp. to MDC Industry Holding Company LLC (the “Debenture”).

Pursuant to Article 6 of the Debenture, the Holder hereby irrevocably elects to convert the following Principal Amount of the Debenture into Common Shares as follows:

(a)	Principal Amount to be converted: U.S.$ ________________;
(b)	Conversion Price: U.S.$ ______ per Common Share.

The undersigned hereby directs that the Common Shares be issued as follows:

Name(s) in full	Address(es)	Number of Common Shares

The interest upon the Principal Amount specified in Section (a) above will cease from and after the Conversion Date and will be due and payable as provided for in Section 6.3(1) of the Debenture.

DATED this _____ day of ________________, 20___.

MDC Industry Holding Company LLC
By:
Authorized Signatory

By:
Authorized Signatory